Exhibit 99.1

For immediate release

10 November 2021

ABCAM PLC

(“Abcam” or the “Company”)

Issue of Equity and Director/PDMR Shareholding Notification

Abcam plc (AIM: ABC, the “Group”) announces that it has made an application for the admission to trading on AIM of 1,784,189 ordinary shares of 0.2 pence each in the Company (the “New Ordinary Shares”). These New Ordinary Shares have been issued to satisfy share options vesting under AbShare, the Company’s all employee share scheme launched in 2018 and rank pari passu with the existing shares of the Company. Admission to trading on AIM of the New Ordinary Shares is anticipated to occur on 12 November 2021.

At admission, the issued share capital of the Company will consist of 228,776,756 ordinary shares, with no shares held in treasury. The total number of voting rights in the Group will therefore be 228,776,756. This figure may be used by shareholders as the denominator to determine if they are required to notify their interests in, or a change in interests in, the Group under the Disclosure and Transparency Rules.

In addition, certain PDMRs exercised options and received New Ordinary Shares under the rules of the Abcam plc Long Term Incentive Plan (LTIP) or under AbShare and sold a sufficient number of shares to fund the tax, national insurance and dealing charges, with the balance retained. See below the notification and public disclosure of transactions by PDMRs and persons closely associated with them.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Alan Hirzel

2	Reason for the notification

a)	Position/status	Chief Executive Officer

b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Abcam plc

b)	Legal Entity Identifier	213800B9N83DSNT33F79

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 0.2 pence each GB00B6774699

b)	Nature of the transaction	Issue of Conditional shares under the rules of the Abcam plc Long Term Incentive Plan (LTIP) and sale of sufficient shares to fund the tax, national insurance and dealing charges. Balance retained.

c)	Currency	GBP

d)	Price(s) and volume(s)	Price(s) Volume(s)

	Acquisition of shares on release of award	Nil	116,301

	Sale of shares to satisfy income tax, national insurance and dealing charges	£16.89	54,799

e)	Aggregated information Acquisition of shares on release of award Sales of shares to satisfy income tax, national insurance and dealing charges	Price(s) Nil £16.89	Aggregated Volume(s) 116,301 54,799	Aggregated Total N/A £925,555.11

f)	Date of the transaction	08 November 2021

g)	Place of the transaction	London Stock Exchange, AIM

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Marc Perkins

2	Reason for the notification

a)	Position/status	General Counsel and Company Secretary

b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Abcam plc

b)	Legal Entity Identifier	213800B9N83DSNT33F79

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 0.2 pence each GB00B6774699

b)	Nature of the transaction	Issue of shares under the rules of the Abcam plc AbShare all employee share plan and Annual Bonus Plan and sale of sufficient shares to fund the tax, national insurance and dealing charges. Balance retained.

c)	Currency	GBP

d)	Price(s) and volume(s) Acquisition of shares on release of award	Price(s)	Volume(s)

	Sale of shares to satisfy income tax, national insurance and dealing charges	£1.09 – Annual Bonus Plan	543 - Annual Bonus Plan 6,314 - AbShare
		£16.89	258 – Annual Bonus Plan 2,780 - AbShare

e)	Aggregated information Acquisition of shares on release of award Sales of shares to satisfy income tax, national insurance and dealing charges	Price(s)	Aggregated Volume(s)	Aggregated Total
		£1.09	6,857	N/A
		£16.89	3,038	£51,311.82

f)	Date of the transaction	08 November 2021

g)	Place of the transaction	London Stock Exchange, AIM

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the issue of equity, award eligibility and Abshare and LTIP issuance and value sufficiency under the laws of the United Kingdom, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.